Exhibit 99.2

Borr Drilling Limited Announces Fourth Quarter 2025 Results

Hamilton, Bermuda, February 18, 2026: Borr Drilling Limited (NYSE: BORR) (“Borr”, “Borr Drilling” or the “Company”) announces unaudited results for the three months and year ended December 31, 2025.

Highlights

•	Fourth Quarter total operating revenues of $259.4 million, a decrease of $17.7 million or 6% compared to net income in the third quarter of 2025
•	Fourth Quarter net loss of $1.0 million, a decrease of $28.8 million compared to the third quarter of 2025
•	Fourth Quarter Adjusted EBITDA[1] of $105.2 million, a decrease of $30.4 million or 22% compared to the third quarter of 2025
•	2025 annual net income of $45.0 million, a decrease of $37.1 million or 45% compared to 2024
•	2025 annual Adjusted EBITDA of $470.1 million, a decrease of $35.3 million or 7% compared to 2024
•	Entered into an agreement for the acquisition of five premium jack-up rigs from Noble Corporation for a total purchase price of $360 million, which was subsequently completed in January 2026
•	Completed offering of additional $165 million principal amount of 10.375% senior secured notes due 2030
•	Completed equity offering of 21 million shares at a price of $4.00 per share for total gross proceeds of $84 million
•	For the full year 2025, the Company was awarded 24 new contract commitments, representing more than 5,000 days and $649 million of Dayrate Equivalent Backlog[2]

Chief Executive Officer Bruno Morand commented:

“Our operational performance in the fourth quarter of 2025 was solid, with a technical utilization rate of 98.8% and an economic utilization rate of 97.8%. Fourth-quarter operational revenue totalled $259.4 million, declining sequentially due to the impact of sanctions-related contract terminations and rigs transitioning to new contracts at lower average day rates. However, Adjusted EBITDA of $105.2 million came in line with our expectations, bringing full-year 2025 Adjusted EBITDA to $470.1 million, at the top end of our guidance range. This performance underscores the resilience of our organization, which navigated several headwinds in 2025 while delivering strong operational and financial execution.

Our fleet contract visibility continues to improve as we reduce remaining open days. Recent awards and extensions increased 2026 coverage to 80% in the first half and 48% in the second half, such numbers adjusted for the recently acquired rigs. Since our last quarterly report, we secured new commitments for seven rigs and expect further coverage gains in the coming months as we progress negotiations on multiple active leads.

We believe the jack-up market bottom is now behind us. We see fundamentals recovering gradually as demand increases, most notably in the Middle East where multiple tenders are progressing for long-term contracts for an estimated 13 rigs. Recent industry data shows the global jack-up rig tendering pipeline is at multi-year highs, reflecting stronger customer activity and longer-dated contracting opportunities. In Mexico, payment visibility and the operating outlook are improving, supported by financial measures implemented by the Mexican Government, Pemex announced 34% year-over-year increase in upstream capex and continued mandate to increase production. Contracted marketed premium rig utilization remains steady at approximately 90.3%. As tenders are awarded and available supply is absorbed, we expect market conditions to firm, supporting improved pricing and earnings visibility.

1 The Company presents Adjusted EBITDA, which is a financial measure calculated on a basis other than in accordance with accounting principles generally accepted in the United States (U.S. GAAP). We believe that Adjusted EBITDA improves the comparability of period-to-period results and is representative of our underlying performance, although Adjusted EBITDA has significant limitations, including not reflecting our cash requirements for capital or deferred costs, rig reactivation costs, newbuild rig activation costs, contractual commitments, taxes, working capital or debt service. Non-GAAP financial measures may not be comparable to similarly titled measures of other companies and have limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of our operating results as reported under U.S. GAAP.  For a reconciliation of Adjusted EBITDA to Net (loss) / income, please see the last page of this report.
2 The Company defines “Dayrate Equivalent Backlog” as the maximum potential contract drilling dayrate revenue that can be earned from a drilling contract based on the contracted operating dayrate. Dayrate Equivalent Backlog includes (i) firm commitments for contract drilling services represented by definitive agreements, including binding letters of award and letters of intent, (ii) bareboat charter revenue adjusted to a dayrate-equivalent basis and (iii) revenue resulting from mobilization and demobilization fees, and includes such backlog from joint venture operations.

Against this backdrop, we are pleased to have expanded our premium jackup fleet through the accretive acquisition of five premium rigs from Noble, funded by a mix of debt and equity offerings supported by strong investor demand. These rigs are highly complementary to our existing portfolio and add well-suited capacity to pursue near-term opportunities. Integration is progressing well and ahead of expectations.

Looking ahead, we expect market conditions to continue improving into the second half of 2026, and we anticipate that the ongoing dynamics set the stage for improved fundamentals and earnings visibility into 2027. Our Borr Drilling platform remains differentiated through operational excellence, a customer centric approach, and a premium fleet. We expect the expanded fleet to deepen customer relationships and support long-term shareholder value.”

Management Discussion and Analysis

The discussion below compares the unaudited results for the fourth quarter of 2025 to the unaudited results of the third quarter of 2025.

In $ million	Q4 2025	Q3 2025	Change ($)	Change (%)
Total operating revenues	259.4	277.1	(17.7)	(6)%
Total operating expenses	(192.1)	(178.9)	(13.2)	(7)%
Operating income	67.4	98.0	(30.6)	(31)%
Total financial expenses, net	(55.8)	(58.6)	2.8	5%
Income tax expense	(12.2)	(11.3)	(0.9)	(8)%
Net (loss) / income	(1.0)	27.8	(28.8)	(104)%
Adjusted EBITDA	105.2	135.6	(30.4)	(22)%

Cash and cash equivalents	379.7	227.8	151.9	67%
Total equity	1,222.6	1,140.1	82.5	7%

Three months ended December 31, 2025 compared to three months ended September 30, 2025

Total operating revenues were $259.4 million for the fourth quarter of 2025, a decrease of $17.7 million or 6% compared to the third quarter of 2025. Total operating revenues consisted of $225.0 million in dayrate revenue, $23.6 million in bareboat charter revenue and $10.8 million in management contract revenue.

The overall decrease in total operating revenue is primarily a result of the $16.0 million decrease in dayrate revenue and the $3.1 million decrease in bareboat charter revenue, in comparison to the prior quarter. The decrease in dayrate revenue is primarily due to a decrease in dayrates for the Gunnlod and Skald and a decrease in the number of operating days for the rigs Hild and Natt, partially offset by an increase in operating days for the rig Prospector 1 and an increase in reimbursable revenue. The decrease in bareboat charter revenue is primarily due to a decrease in number of operating days for the rig Grid, offset by higher economic utilization for the rig Arabia I.

Total operating expenses for the fourth quarter of 2025 were $192.1 million, an increase of $13.2 million compared to the third quarter of 2025, primarily due to a $11.6 million increase in rig operating and maintenance expenses due to increase in personnel costs, accelerated amortization of deferred costs for the rig Hild and reimbursable expenses.

Included in total operating revenues for the fourth quarter of 2025 is $27.3 million in reimbursable revenues, an increase of $6.1 million across multiple rigs in comparison to the prior quarter. Included in total operating expenses is $19.2 million in reimbursable expenses, an increase of $4.0 million compared to the third quarter of 2025.

Net loss for the fourth quarter of 2025 was $1.0 million, a decrease of $28.8 million compared to $27.8 million of net income for the third quarter of 2025.

Adjusted EBITDA for the fourth quarter of 2025 was $105.2 million, a decrease of $30.4 million, or 22%, compared to the third quarter of 2025.

Liquidity and Cash Flows

The Company’s cash and cash equivalents as of December 31, 2025 were $379.7 million, compared to $227.8 million as of September 30, 2025. In addition, the Company had $234.0 million of undrawn revolving credit facilities, resulting in total liquidity of $613.7 million at the end of the quarter. After year-end, the Company completed the Five-Rig Acquisition (see Financing and Corporate Developments herein) and paid $174 million in cash consideration (net of the $36 million deposit paid in December 2025). The remaining consideration was settled by way of a $150 million seller’s credit.

Net cash provided by operating activities for the fourth quarter of 2025 was $34.8 million. This includes $94.7 million of semi-annual cash interest payments and $8.8 million of income taxes paid.

Net cash used in investing activities in the fourth quarter was $52.1 million, which includes a $36.0 million deposit paid for the Five-Rig Acquisition (see Financing and Corporate Developments herein) and $15.9 million for jack-up additions. Jack-up additions are primarily due to long-term maintenance costs, capital additions for drilling equipment and special periodic surveys costs.

Net cash provided by financing activities for the fourth quarter was $169.2 million, which primarily consists of $159.3 million in net proceeds from the placement of additional senior secured notes due 2030 and $80.3 million in net proceeds from the equity offering, both in December 2025, partly offset by scheduled debt repayments of $70.8 million.

Financing and Corporate Developments

Five-Rig Acquisition

In December 2025, the Company entered into an agreement to acquire five premium jack-up rigs from Noble Corporation for a total purchase price of $360 million (the “Five-Rig Acquisition”). In connection with the transaction, the Company completed a placement of $165 million principal amount of senior secured notes due 2030, established a $150 million seller’s credit, and completed an equity offering for gross proceeds of $84 million, as further detailed below. The Company completed the Five-Rig Acquisition in January 2026.

Debt

As of December 31, 2025, the Company had principal debt outstanding of $2,210.0 million, consisting of $1,178.6 million aggregate principal amount of senior secured notes due 2028, $792.0 million aggregate principal amount of senior secured notes due 2030, and $239.4 million aggregate principal amount of unsecured Convertible Bonds due 2028.

In December 2025, the Company completed an offering of an additional $165 million principal amount of 10.375% senior secured notes due 2030 (the “Additional Notes”) to partly finance the Five-Rig Acquisition and for general corporate purposes. The Additional Notes have the same terms and conditions as the existing senior secured notes due 2030.

As of December 31, 2025, the Company had undrawn and available borrowings totalling $234 million, comprising $200 million under its super senior revolving credit facility and $34 million under its senior revolving credit facility.

The Company also has a $45.0 million senior secured guarantee facility, under which $38.0 million was utilized as of December 31, 2025.

In January 2026, in connection with the completion of the Five-Rig Acquisition, the Company utilized the $150 million seller’s credit with Noble Corporation due 2032, which is secured by the acquired rigs Sif, Freyja, and Joro. The seller’s credit is on a non-recourse basis and the obligors are outside the senior secured notes restricted group.

Equity

In the fourth quarter of 2025, the Company issued 21,000,000 new common shares at an offer price of $4.00 per share for total gross proceeds of $84.0 million to partly finance the Five-Rig Acquisition and for general corporate purposes.

The Company’s issued share capital as of December 31, 2025 was $31.5 million divided into 315,400,000 shares with a par value of $0.10 per share. The Company’s authorized number of shares is 365,000,000 and the authorized share capital is $36,500,000.

On December 19, 2025, the Company listed its shares on the Euronext Growth Oslo, as a first step towards a re-listing on the Oslo Stock Exchange (“OSE”). The Company expects to complete the full up-listing to OSE in the first half of 2026.

Fleet, Operations and Contracts

As of the date of this report, the Company’s fleet consists of 29 modern jack-up rigs, all built after 2008. Since the publication of our third quarter 2025 report, the Company has secured new contract commitments and extensions for the rigs Odin, Ran, Saga, Idun, Natt, Gunnlod and Njord.

In January 2026, the Company completed the Five-Rig Acquisition, expanding its fleet with three Friede & Goldman JU-3000N design rigs (Forseti, Freyja and Sif) and two Gusto MSC CJ50 design rigs (Bestla and Joro). Bareboat charter contracts for the Forseti and Bestla have been executed with affiliates of Noble Corporation until December 2026, while a bareboat charter contract for the Joro has also been executed with the seller until completion of its current short-term contract offshore Germany.

As of the date of this report, 25 of our 29 rigs are either contracted or committed: six in Southeast Asia, five in the Middle East & North Africa, five in West Africa, three in Europe and six in the Americas.

Year to date 2026, the Company has been awarded five new contract commitments, representing more than 1,150 days and $145 million of potential Dayrate Equivalent Backlog. Additionally, in association with the Five-Rig Acquisition, the Company has recognized contract commitments of an additional 772 days.

The Company’s total Dayrate Equivalent Backlog was $1.13 billion as of December 31, 2025 and is $1.20 billion as of the date of this report.

For more details on our rig contracting, please refer to our Fleet Status report issued in connection with this report.

The technical utilization for our working rigs was 98.8% in the fourth quarter of 2025, and the economic utilization was 97.8%.

Market

According to Petrodata by S&P Global, the marketed utilization for jack-up rigs globally stood at 88.03% at December 31, 2025, a decrease of 2.4 percentage points from September 30, 2025. The marketed utilization for the modern jack-up fleet (rigs built after year 2000) was 90.3% at December 31, 2025, and currently stands at 89.2%.

Currently, there are 289 modern jack-ups contracted, representing a decrease of approximately 22 units as compared to the peak in early 2024.

As of the date of this report, 11 newbuild rigs remain under construction and they account for 2.5% of the global marketed jack-up fleet. However, we expect that few of these rigs will join the marketed fleet in the near future due to many being in the early stages of construction and the ongoing supply chain challenges.

Risks and uncertainties 3

Borr Drilling is exposed to a number of risks related to the Company’s financial position, operations and the industry in which it operates.

Uncertainty persists in the market and oil benchmark prices are expected to remain volatile in light of, among other factors, the implementation of tariffs and potential further tariffs, oversupply and the current global economic uncertainty and geopolitical events affecting supply and demand. Geopolitical unrest and any expansion or increase of trade tensions, may result in oil supply disruptions and cause further volatility in commodity prices. We remain subject to risks relating to the volatility of our industry and the risk that demand and dayrates could decline further.

Our business may experience supply chain constraints and inflationary pressure, which may impact the cost base in our industry, including personnel costs, and the prices of goods and services required to operate rigs. Demand for jack-up rigs may not remain at current levels, and it may decline. In 2025, we received notices of temporary suspensions for certain rigs, and while most of the suspended rigs have since recommenced operations, any future suspensions or decline in demand for services of jack-up rigs could have a negative effect on the Company. The acquisition of the five rigs from Noble in January 2026 have increased the size of the fleet and the risks we face including the risk of a decline in demand.

We are subject to risks relating to our indebtedness, including risks relating to our ability to meet the financial covenants in our revolving credit facilities, risks relating to covenant limitations and the interest and other payments due on our senior secured and convertible notes, including amortization and cash sweep requirements under our secured notes and other risks relating to our significant levels of indebtedness, including the risk that we may not be able to refinance our debt as it matures.

In February 2026, Lime Petroleum Holding AS (“LPH”), our customer for drilling services offshore Benin with the Gerd, announced that it had engaged advisors to undertake a comprehensive strategic and financial review in order to, inter alia, strengthen its balance sheet and secure a sustainable capital structure, which may involve a broader financial restructuring. The Company is evaluating the effect that these actions may have on the collectability of amounts owed to us by LPH and its affiliate.

Conference call

A conference call and webcast is scheduled for 09:00 New York Time (15:00 CET) on Thursday, February 19, 2026 and participants are encouraged to dial in 10 minutes before the start of the call. Further details can be found in the Investor Relations section on the Company’s website, www.borrdrilling.com.

3 This Risks and uncertainties section is not a complete discussion of the risks the Company faces. See “Risk Factors” in the Company’s most recent Annual Report Form 20-F; this discussion does not and does not purport to update that section of the annual report.

Forward looking statements

This announcement and related discussions include forward looking statements made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward looking statements do not reflect historical facts and may be identified by words such as “anticipate”, “believe”, “continue”, “estimate”, “expect”, “intends”, “may”, “should”, “will”, “likely”, “aim”, “plan”, “guidance”, the negative of such terms, and similar expressions and include statements regarding industry trends and market outlook, supply/demand expectations, statements about expected activity and state of the market, expected activity levels in the jack-up rig and oil industry, the expectation of improving market conditions, improved fundamentals and earnings visibility, Dayrate Equivalent Backlog, expected contract coverage gains, new contract commitments and potential Dayrate Equivalent Backlog from such commitments, tender activity and expected contracting, rig tendering pipeline, customer activity and contracting opportunities, expected payment visibility, operating outlook in Mexico, including Pemex announcements, expectations on market conditions, pricing and earnings visibility, contract coverage, dayrates, market conditions, the expectation that the market bottom is behind us, statements about the global jack-up fleet, including the number of rigs contracted and available and expected to be available and expected trends in the global fleet, including expected new deliveries and the number of rigs under construction and expectations as to when such rigs will join the global fleet, expectations about the benefits of the Five Rig Acquisition including integration, the Company’s expectation to complete a full up-listing to OSE in the first half of 2026, and statements made under “Market” and “Risk and uncertainties” above, and other non-historical statements.

These forward-looking statements are based upon current expectations and various assumptions, which are, by their nature, uncertain and are subject to significant known and unknown risks, contingencies and other important factors which are difficult or impossible to predict and are beyond our control. Such risks, uncertainties, contingencies and other factors could cause our actual financial results, level of activity, performance, financial position, liquidity or achievements to differ materially from those expressed or implied by these forward-looking statements, including risks relating to our industry and industry conditions, business, the risk that our actual results of operations in current or future periods differ materially from expected results or guidance discussed herein, the actual timing of payments to us and the risk of delays in payments or receivables to our JVs and payments from our JVs to us, the risk that our customers do not comply with their contractual obligations, including the risk that we may not be able to recover all amounts due from our customers, including LPH, or that customers may not be able to continue to comply with contracts with us, the risk of customers becoming subject to sanctions, risks relating to geopolitical events and inflation, risks relating to global economic uncertainty and energy commodity prices, risks relating to contracting, including our ability to convert commitments, LOIs and LOAs into contracts, the risk of contract suspension or termination, the risk that options will not be exercised, the risk that backlog will not materialize as expected, risks relating to the operations of our rigs, risks relating to dayrates and duration of contracts and the terms of contracts and the risk that we may not enter into contracts or that contracts are not performed as expected, risks relating to contracting our most recently delivered rigs and other available rigs and the five rigs acquired in the Five Rig Acquisition and other risks related to such acquisition, risks relating to market trends, including tender activity, risks relating to customer demand and contracting activity and suspension or termination of operations, including as a result of customers becoming subject to sanctions, risks relating to our liquidity and cash flows, risks relating to our indebtedness including risks relating to our ability to repay or refinance our debt at maturity, including our secured notes maturing in 2028 and 2030, our Convertible Bonds due 2028, our seller’s credit with Noble Corporation due 2032 and debt under our revolving credit facilities and risks relating to our other payment obligations on these debt instruments including interest, amortization and cash sweeps, risks relating to our ability to comply with covenants under our revolving credit facilities and other debt instruments and obtain any necessary waivers and the risk of cross defaults, risks relating to our ability to pay cash distributions and repurchase shares including the risk that we may not have available liquidity or distributable reserves or the ability under our debt instruments to pay such cash distributions or repurchase shares and the risk that we may not complete our share repurchase program in full, and risks relating to the amount and timing of any cash distributions we declare, risks relating to future financings including the risk that future financings may not be completed when required and risks relating to the terms of any refinancing, including risks related to dilution from any future offering of shares or convertible bonds, risks related to climate change, including climate-change or greenhouse gas related legislation or regulations and the impact on our business from physical climate-change related to changes in weather patterns, and the potential impact of new regulations relating to climate change and the potential impact on the demand for oil and gas, risks relating to military actions and their impact on our business and industry, and other risks factors set forth under “Risk Factors” in our most recent annual report on Form 20-F and other filings with and submissions to the U.S. Securities and Exchange Commission.

These forward-looking statements are made only as of the date of this document. We undertake no (and expressly disclaim any) obligation to update any forward-looking statements after the date of this report or to conform such statements to actual results or revised expectations, except as required by law.

About Borr Drilling Limited

Borr Drilling Limited is an international drilling contractor incorporated in Bermuda in 2016 and listed on the New York Stock Exchange since July 31, 2019 and on Euronext Growth Oslo since December 19, 2025 under the ticker “BORR”. The Company owns and operates jack-up rigs of modern and high specification designs and provides services focused on the shallow water segment to the offshore oil and gas industry worldwide. Please visit our website at: www.borrdrilling.com.

February 18, 2026

The Board of Directors
Borr Drilling Limited
Hamilton, Bermuda

Patrick Schorn (Executive Chairman)
Tor Olav Trøim (Director)
Daniel W. Rabun (Director)
Alexandra Kate Blankenship (Director)
Jeffrey Currie (Director)
Neil Glass (Director)
Thiago Mordehachvili (Director)
Mi Hong Yoon (Director)

Questions should be directed to:
Magnus Vaaler: CFO, +44 1224 289208

UNAUDITED NON GAAP MEASURES AND RECONCILIATION

Set forth below is a reconciliation of the Company’s Unaudited Net (Loss) / Income to Adjusted EBITDA.

(in US$ millions)	Q4 2025	Q3 2025	FY 2025	FY 2024
Net (loss) / income	(1.0)	27.8	45.0	82.1
Depreciation of non-current assets	37.8	37.6	148.0	131.2
Loss from equity method investments	0.4	0.3	2.7	1.2
Total financial expense, net	55.8	58.6	233.5	232.7
Income tax expense	12.2	11.3	40.9	58.2
Adjusted EBITDA	105.2	135.6	470.1	505.4

Borr Drilling Limited
Unaudited Condensed Consolidated Statements of Operations
(In $ millions except share and per share data)

	Three months ended December 31, 2025	Three months ended December 31, 2024	Twelve months ended December 31, 2025	Twelve months ended December 31, 2024
Operating revenues	Unaudited	Unaudited	Unaudited	Audited
Dayrate revenue	225.0	224.8	906.7	848.2
Bareboat charter revenue	23.6	25.5	78.2	90.8
Management contract revenue	10.8	12.8	35.9	36.6
Related party revenue	—	—	—	35.0
Total operating revenues	259.4	263.1	1,020.8	1,010.6

Gain / (loss) on disposals	0.1	(0.2)	0.3	0.4

Operating expenses
Rig operating and maintenance expenses	(140.1)	(114.0)	(500.6)	(456.4)
Depreciation of non-current assets	(37.8)	(35.7)	(148.0)	(131.2)
General and administrative expenses	(14.2)	(12.2)	(50.4)	(49.2)
Total operating expenses	(192.1)	(161.9)	(699.0)	(636.8)

Operating income	67.4	101.0	322.1	374.2

Loss from equity method investments	(0.4)	(2.5)	(2.7)	(1.2)

Financial income (expenses), net
Interest income	1.5	1.0	3.7	6.4
Interest expense	(56.7)	(57.2)	(228.4)	(211.7)
Other financial expenses, net	(0.6)	(6.4)	(8.8)	(27.4)
Total financial expenses, net	(55.8)	(62.6)	(233.5)	(232.7)

Income before income taxes	11.2	35.9	85.9	140.3
Income tax expense	(12.2)	(9.6)	(40.9)	(58.2)
Net (loss) / income attributable to shareholders of Borr Drilling Limited	(1.0)	26.3	45.0	82.1
Total comprehensive (loss) / income attributable to shareholders of Borr Drilling Limited	(1.0)	26.3	45.0	82.1

Basic (loss) / income per share	0.00	0.11	0.17	0.33
Diluted (loss) / income per share	0.00	0.10	0.17	0.32
Weighted-average shares outstanding - basic	290,923,140	248,704,901	262,335,850	250,891,106
Weighted-average shares outstanding - diluted	290,923,140	285,325,451	264,547,154	254,464,295

Borr Drilling Limited
Unaudited Condensed Consolidated Balance Sheets
(In $ millions except share data)

	December 31, 2025	December 31, 2024
ASSETS	Unaudited	Audited
Current assets
Cash and cash equivalents	379.7	61.6
Restricted cash	1.0	0.9
Trade receivables, net	191.8	184.3
Prepaid expenses	8.3	8.4
Deferred mobilization and contract preparation costs	29.3	40.6
Accrued revenue	132.9	107.7
Due from related parties	2.3	85.1
Other current assets	23.1	28.0
Total current assets	768.4	516.6

Non-current assets
Property, plant and equipment	2.0	2.8
Jack-up drilling rigs, net	2,742.7	2,823.2
Equity method investments	11.8	14.5
Other non-current assets	100.7	62.5
Total non-current assets	2,857.2	2,903.0
Total assets	3,625.6	3,419.6

LIABILITIES AND EQUITY
Current liabilities
Trade accounts payables	33.8	81.6
Accrued expenses	76.0	68.0
Short-term accrued interest and other items	31.2	30.6
Short-term debt	129.3	118.1
Short-term deferred mobilization, demobilization and other revenue	24.2	27.1
Other current liabilities	56.2	84.2
Total current liabilities	350.7	409.6

Non-current liabilities
Long-term debt	2,021.0	1,992.5
Long-term deferred mobilization, demobilization and other revenue	29.5	21.0
Other non-current liabilities	1.8	3.2
Total non-current liabilities	2,052.3	2,016.7
Total liabilities	2,403.0	2,426.3

Shareholders’ Equity
Common shares of par value $0.10 per share: authorized 365,000,000 (2024: 315,000,000) shares, issued 315,400,000 (2024: 264,080,391) shares and outstanding 307,215,419 (2024: 244,926,821) shares	31.6	26.5
Treasury shares	(18.1)	(20.9)
Additional paid in capital	521.9	340.8
Contributed surplus	1,919.0	1,923.7
Accumulated deficit	(1,231.8)	(1,276.8)
Total equity	1,222.6	993.3
Total liabilities and equity	3,625.6	3,419.6

Borr Drilling Limited
Unaudited Condensed Consolidated Statements of Cash Flows
(In $ millions)

	Three months ended December 31, 2025	Three months ended December 31, 2024	Twelve months ended December 31, 2025	Twelve months ended December 31, 2024
Cash flows from operating activities	Unaudited	Unaudited	Unaudited	Audited
Net (loss) / income	(1.0)	26.3	45.0	82.1
Adjustments to reconcile net (loss) / income to net cash provided by operating activities:
Non-cash compensation expense related to share based employee and directors’ compensation	2.8	3.0	11.3	9.1
Depreciation of non-current assets	37.8	35.7	148.0	131.2
Amortization of deferred mobilization and contract preparation costs	13.9	10.6	49.0	55.7
Amortization of deferred mobilization, demobilization and other revenue	(14.5)	(17.8)	(49.7)	(96.9)
Amortization of debt discount	1.7	1.7	6.8	6.8
Amortization of debt premium	(0.6)	(0.6)	(2.7)	(1.3)
Amortization of deferred finance charges	3.7	2.9	13.4	11.5
Bank commitment, guarantee and other fees	—	—	4.4	—
Loss from equity method investments	0.4	2.5	2.7	1.2
Deferred income tax	1.9	8.1	(3.2)	0.7
Change in assets and liabilities:
Amounts due from related parties	7.9	(6.8)	79.4	4.0
Trade payables and accrued expenses	(6.0)	23.6	(22.4)	37.2
Accrued interest	(42.8)	(42.9)	5.8	(5.4)
Other current and non-current assets	23.7	(96.6)	(61.5)	(218.2)
Other current and non-current liabilities	5.9	39.3	25.6	59.6
Net cash provided by / (used in) operating activities	34.8	(11.0)	251.9	77.3

Cash flows from investing activities
Deposit for acquisition of jack-up drilling rigs	(36.0)	—	(36.0)	—
Additions to jack-up drilling rigs	(15.9)	(18.7)	(88.2)	(54.8)
Purchase of property, plant and equipment	(0.2)	(0.1)	(0.3)	(0.5)
Additions to newbuildings	—	(171.1)	—	(354.1)
Net cash used in investing activities	(52.1)	(189.9)	(124.5)	(409.4)

Cash flows from financing activities
Proceeds from share issuance, net of issuance costs	80.3	—	177.2	—
Repayment of debt (1)	(70.8)	(123.3)	(141.5)	(286.1)
Cash distributions paid	—	(4.7)	(4.7)	(76.3)
Debt proceeds, gross of premium / (net of discount) and issuance costs	159.3	224.3	159.3	672.0
Purchase of treasury shares	—	(19.9)	(0.2)	(19.9)
Proceeds from exercise of share options	0.4	0.4	0.7	2.3
Net cash provided by financing activities	169.2	76.8	190.8	292.0

Net increase / (decrease) in cash, cash equivalents and restricted cash	151.9	(124.1)	318.2	(40.1)
Cash, cash equivalents and restricted cash at the beginning of the period	228.8	186.6	62.5	102.6
Cash, cash equivalents and restricted cash at the end of the period	380.7	62.5	380.7	62.5

Borr Drilling Limited
Unaudited Condensed Consolidated Statements of Cash Flows
(In $ millions)

	Three months ended December 31, 2025	Three months ended December 31, 2024	Twelve months ended December 31, 2025	Twelve months ended December 31, 2024
Supplementary disclosure of cash flow information
Interest paid	(94.7)	(89.6)	(205.1)	(186.9)
Income taxes paid	(8.8)	(15.5)	(59.7)	(55.2)
Non-cash offset of other current and non-current assets and jack-up rigs	(0.5)	(9.3)	(10.0)	(9.3)

(1) Included in repayment of debt is the redemption premium on our Senior Secured Notes due in 2028 and 2030

(In $ millions)	December 31, 2025	December 31, 2024
Cash and cash equivalents	379.7	61.6
Restricted cash	1.0	0.9
Total cash and cash equivalents and restricted cash	380.7	62.5

Borr Drilling Limited
Unaudited Condensed Consolidated Statements of Changes in Shareholders’ Equity
 (In $ millions except share data)

	Number of outstanding shares	Common shares	Treasury shares	Additional paid in capital	Contributed Surplus	Accumulated deficit	Total equity
Balance as at December 31, 2023	252,582,036	26.5	(8.9)	337.2	1,988.1	(1,358.9)	984.0
Movement in treasury shares	3,067	—	—	—	—	—	—
Share-based compensation	411,336	—	0.1	3.0	—	—	3.1
Distribution to shareholders	—	—	—	—	(11.9)	—	(11.9)
Total comprehensive income	—	—	—	—	—	14.4	14.4
Balance as at March 31, 2024	252,996,439	26.5	(8.8)	340.2	1,976.2	(1,344.5)	989.6
Movement in treasury shares	(2,364,437)	—	(0.3)	0.3	—	—	—
Share-based compensation	—	—	—	1.8	—	—	1.8
Distribution to shareholders	—	—	—	—	(23.9)	—	(23.9)
Total comprehensive income	—	—	—	—	—	31.7	31.7
Balance as at June 30, 2024	250,632,002	26.5	(9.1)	342.3	1,952.3	(1,312.8)	999.2
Movement in treasury shares	250,000	—	—	—	—	—	—
Share-based compensation	293,369	—	0.1	3.1	—	—	3.2
Distribution to shareholders	—	—	—	—	(23.9)	—	(23.9)
Total comprehensive income	—	—	—	—	—	9.7	9.7
Balance as at September 30, 2024	251,175,371	26.5	(9.0)	345.4	1,928.4	(1,303.1)	988.2
Movement in treasury shares	(1,471,211)	—	(0.1)	0.1	—	—	—
Repurchase of treasury shares	(5,086,786)	—	(19.9)	—	—	—	(19.9)
Share-based compensation	309,447	—	8.1	(4.7)	—	—	3.4
Distributions to shareholders	—	—	—	—	(4.7)	—	(4.7)
Total comprehensive income	—	—	—	—	—	26.3	26.3
Balance as at December 31, 2024	244,926,821	26.5	(20.9)	340.8	1,923.7	(1,276.8)	993.3

	Number of outstanding shares	Common shares	Treasury shares	Additional paid in capital	Contributed Surplus	Accumulated deficit	Total equity
Balance as at December 31, 2024	244,926,821	26.5	(20.9)	340.8	1,923.7	(1,276.8)	993.3
Cancellation of treasury shares	—	(2.0)	2.0	—	—	—	—
Repurchase of treasury shares	(50,000)	—	(0.2)	—	—	—	(0.2)
Movement in treasury shares	(5,568,265)	—	(0.6)	0.6	—	—	—
Share based compensation	—	—	—	3.4	—	—	3.4
Distribution to shareholders	—	—	—	—	(4.7)	—	(4.7)
Total comprehensive loss	—	—	—	—	—	(16.9)	(16.9)
Balance as at March 31, 2025	239,308,556	24.5	(19.7)	344.8	1,919.0	(1,293.7)	974.9
Movement in treasury shares	(3,083,690)	—	(0.3)	0.3	—	—	—
Share based compensation	—	—	—	2.6	—	—	2.6
Total comprehensive income	—	—	—	—	—	35.1	35.1
Balance as at June 30, 2025	236,224,866	24.5	(20.0)	347.7	1,919.0	(1,258.6)	1,012.6
Issue of common shares	50,000,000	5.0	—	91.9	—	—	96.9
Movement in treasury shares	(508,734)	—	(0.1)	0.1	—	—	—
Share based compensation	156,666	—	0.6	2.2	—	—	2.8
Total comprehensive income	—	—	—	—	—	27.8	27.8
Balance as at September 30, 2025	285,872,798	29.5	(19.5)	441.9	1,919.0	(1,230.8)	1,140.1
Issue of common shares	21,000,000	2.1	—	78.2	—	—	80.3
Share based compensation	342,621	—	1.4	1.8	—	—	3.2
Total comprehensive loss	—	—	—	—	—	(1.0)	(1.0)
Balance as at December 31, 2025	307,215,419	31.6	(18.1)	521.9	1,919.0	(1,231.8)	1,222.6